ANGLO AMERICAN

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of [redacted]

07022128

13 March, 2007

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 6 Mar - 13 Mar 2007

Director/PDMR intererests

- Anglo Platinum - Havenstein 13 Mar 07
- BSP - 12 Mar 07
- Butterfield Trust - 9 Mar 07
- SIP 7 Mar 07

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

For and on behalf of Anglo American plc
Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 50 copies

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Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

DIRECTORS' INTERESTS

The Company was notified today that on 8 March 2007, Mr R Havenstein, a Person Discharging Managerial Responsibility of the Company, purchased ordinary shares of ZAR0.10 each in the capital of a subsidiary of the Company, Anglo Platinum Limited as follows:

ANGLO PLATINUM LIMITED - DEALINGS IN SECURITIES BY DIRECTORS

Name of Director	:	Mr R Havenstein
Name of Company	:	Anglo Platinum Ltd
Date of Transaction	:	8 March 2007
Share Price (per share)	:	R1006,2219
Amount of Shares	:	606 shares
Total Value	:	R609 770,47
Class of Security	:	Ordinary shares of 10 cents each
Nature of Transaction	:	Purchase of shares in terms of the Company's Deferred Bonus Plan
Nature of Interest	:	Beneficial
Confirmation of Clearance in terms of paragraph 3.66	:	Confirmed

The notification of this transaction is intended to satisfy the Company's obligations under both the Companies Act 1985 and the Disclosure and Transparency Rules.

Andy Hodges
Deputy Secretary
13 March 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 12 March 2007 an independent company purchased 360,822 ordinary shares of the Company at prices between £24.55 and £24.93 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 56,118,240 ordinary shares in treasury, and has 1,485,537,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 65,756,080 ordinary shares, representing 4.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
13 March 2007

ANGLO AMERICAN plc

(the "Company")

DIRECTOR/PDMR INTERESTS

BONUS SHARE PLAN ("BSP") – 2007 AWARD

The Company announces that on 9 March 2007, the following awards of ordinary shares of US$0.50 in the capital of the Company ("Shares") were made for nil consideration pursuant to the BSP. The awards were based on a share price of £24.73 per Share, being the average of the closing mid-market price per Share during the week ended 2 March 2007. In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company awarded, on Friday 9 March 2007, the number of Shares under the BSP specified below, conditional on continued employment, subject to the rules of the BSP, until 31 December 2009:

Director	Shares	PDMR	Shares
R Médori	17,187*	P M Baum	9,306
S R Thompson	14,689*	R J King	12,570*
		A E Redman	9,296
		J N Wallington	3,745
		D M Weston	5,894*

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company also conditionally awarded, on Friday 9 March 2007, the number of enhancement Shares specified below, the issue of which is subject to the attainment of a stretching earnings per share performance condition during a three-year performance period ending on 31 December 2009:

Director	Shares	PDMR	Shares
R Médori	12,889*	P M Baum	6,978
S R Thompson	11,016*	R J King	9,427*
		A E Redman	6,972
		J N Wallington	2,808
		D M Weston	4,419*

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 9 March 2007 an independent company purchased 315,000 ordinary shares of the Company at prices between £24.24 and £24.83 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 56,118,240 ordinary shares in treasury, and has 1,485,537,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 65,395,258 ordinary shares, representing 4.40 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
12 March 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 18,066,021 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
5 March 2007	14,500
6 March 2007	18,066
7 March 2007	314,852
8 March 2007	19,825
9 March 2007	30,000

The Company was advised of these transactions on 9 March 2007.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Companies Secretary
9 March 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 8 March 2007 an independent company purchased 265,537 ordinary shares of the Company at prices between £24.27 and £24.72 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 50,000 of its ordinary shares on 8 March 2007 at an average price of £24.36 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 56,118,240 ordinary shares in treasury, and has 1,485,537,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 65,080,258 ordinary shares, representing 4.38 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
9 March 2007

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Wednesday 7 March 2007:

1. 8,625 Shares were allocated to employee participants as matching shares.

2. The following executive directors and persons discharging managerial responsibility ("PDMR") of the Company each purchased 5 ordinary shares at a price of £24.18 and were allocated 5 matching shares, free of charge:

R J King	(PDMR)
R Médori	(director)
P Smith	(PDMR)
S R Thompson	(director)
A J Trahar	(director)
D Weston	(PDMR)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
7 March 2007

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Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 7 March 2007 an independent company purchased 252,006 ordinary shares of the Company at prices between £24.08 and £24.32 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 100,000 of its ordinary shares on 7 March 2007 at prices between £24.06 and £24.19 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 56,068,240 ordinary shares in treasury, and has 1,485,587,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 64,814,721 ordinary shares, representing 4.36 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
8 March 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 6 March 2007 an independent company purchased 294,636 ordinary shares of the Company at prices between £24.13 and £24.43 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 50,000 of its ordinary shares on 6 March 2007 at prices between £24.27 and £24.30 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 55,968,240 ordinary shares in treasury, and has 1,485,687,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 64,562,715 ordinary shares, representing 4.35 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
7 March 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 5 March 2007 an independent company purchased 252,301 ordinary shares of the Company at prices between £23.23 and £23.69 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 50,000 of its ordinary shares on 5 March 2007 at prices between £23.49 and £23.50 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 55,918,240 ordinary shares in treasury, and has 1,485,737,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 64,268,079 ordinary shares, representing 4.33 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
6 March 2007

END